UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

CyrusOne Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

23283R100

(CUSIP Number)

Christopher J. Wilson, Esq.

Vice President, General Counsel and Secretary

Cincinnati Bell Inc.

221 East Fourth Street

Cincinnati, Ohio 45202

(513) 397-9900

Copies to:

William V. Fogg, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

(212) 474-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 23283R100

1	Names of Reporting Persons CINCINNATI BELL INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization OHIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,491,835*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,491,835*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,491,835*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 43.7%

14	Type of Reporting Person (See Instructions) CO

* Consists of an aggregate of (i) 1,890,000 shares of common stock, par value $0.01 per share, of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC, an indirect wholly owned subsidiary of Cincinnati Bell Inc., (ii) 2,123,816.71 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Center Investments Holdco LLC and (iii) 24,478,018.29 common units of limited partnership interest in CyrusOne LP owned by Data Centers South Holdings LLC, an indirect wholly owned subsidiary of Cincinnati Bell Inc.  Cincinnati Bell Inc. is the sole stockholder of Cincinnati Bell Technology Solutions Inc., which is the sole stockholder of Data Center Investments Inc., which is the sole member of Data Center Investments Holdco LLC.  Data Center Investments Inc. is also the sole stockholder of Data Centers South Inc., which is the sole member of Data Centers South Holdings LLC.  As a result, Cincinnati Bell Inc. exercises investment discretion and control over the shares of common stock and common units of limited partnership interest referenced in clauses (i) through (iii) above.

CUSIP No. 23283R100

1	Names of Reporting Persons CINCINNATI BELL TECHNOLOGY SOLUTIONS INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,491,835*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,491,835*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,491,835*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 43.7%

14	Type of Reporting Person (See Instructions) CO

* Consists of an aggregate of (i) 1,890,000 shares of common stock, par value $0.01 per share, of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC, an indirect wholly owned subsidiary of Cincinnati Bell Technology Solutions Inc., (ii) 2,123,816.71 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Center Investments Holdco LLC and (iii) 24,478,018.29 common units of limited partnership interest in CyrusOne LP owned by Data Centers South Holdings LLC, an indirect wholly owned subsidiary of Cincinnati Bell Technology Solutions Inc.  Cincinnati Bell Technology Solutions Inc. is the sole stockholder of Data Center Investments Inc., which is the sole member of Data Center Investments Holdco LLC.  Data Center Investments Inc. is also the sole stockholder of Data Centers South Inc., which is the sole member of Data Centers South Holdings LLC.  As a result, Cincinnati Bell Technology Solutions Inc. may be deemed to beneficially own the shares of common stock and common units of limited partnership interest referenced in clauses (i) through (iii) above.

CUSIP No. 23283R100

1	Names of Reporting Persons DATA CENTER INVESTMENTS INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 28,491,835*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 28,491,835*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,491,835*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 43.7%

14	Type of Reporting Person (See Instructions) CO

* Consists of an aggregate of (i) 1,890,000 shares of common stock, par value $0.01 per share, of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC, a direct wholly owned subsidiary of Data Center Investments Inc., (ii) 2,123,816.71 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Center Investments Holdco LLC and (iii) 24,478,018.29 common units of limited partnership interest in CyrusOne LP owned by Data Centers South Holdings LLC, an indirect wholly owned subsidiary of Data Center Investments Inc.  Data Center Investments Inc. is the sole member of Data Center Investments Holdco LLC.  Data Center Investments Inc. is also the sole stockholder of Data Centers South Inc., which is the sole member of Data Centers South Holdings LLC.  As a result, Data Center Investments Inc. may be deemed to beneficially own the shares of common stock and common units of limited partnership interest referenced in clauses (i) through (iii) above.

CUSIP No. 23283R100

1	Names of Reporting Persons DATA CENTERS SOUTH INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 24,478,018.29*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 24,478,018.29*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,478,018.29*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 37.5%

14	Type of Reporting Person (See Instructions) CO

* Consists of an aggregate of 24,478,018.29 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Centers South Holdings LLC, a direct wholly owned subsidiary of Data Centers South Inc.  As a result, Data Center South Inc. may be deemed to beneficially own the common units of limited partnership interest referenced above.

CUSIP No. 23283R100

1	Names of Reporting Persons DATA CENTER INVESTMENTS HOLDCO LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 4,013,816.71*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 4,013,816.71*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,013,816.71*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.2%

14	Type of Reporting Person (See Instructions) OO

* Consists of an aggregate of (i) 1,890,000 shares of common stock, par value $0.01 per share, of CyrusOne Inc., a Maryland corporation, owned by Data Center Investments Holdco LLC and (ii) 2,123,816.71 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Center Investments Holdco LLC.

CUSIP No. 23283R100

1	Names of Reporting Persons DATA CENTERS SOUTH HOLDINGS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 24,478,018.29*

	9	Sole Dispositive Power

	10	Shared Dispositive Power 24,478,018.29*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,478,018.29*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 37.5%

14	Type of Reporting Person (See Instructions) OO

* Consists of an aggregate of 24,478,018.29 common units of limited partnership interest in CyrusOne LP, a Maryland limited partnership, owned by Data Centers South Holdings LLC.

Explanatory Note

                                                The purpose of this Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 28, 2014 (the “Original Schedule 13D”) is to reflect a decrease in the percentage of common stock, par value $0.01 per share ( “Common Stock”) of CyrusOne Inc., a Maryland corporation (the “Issuer”) beneficially owned by the Reporting Persons, (i) as a result of the sale by DCIH of 15,985,000 OP Units (the “CBI Repurchase”) for $22.2619 per OP Unit on June 25, 2014 and (ii) based on 65,264,333 shares of Common Stock outstanding after giving effect to the CBI Repurchase.  Except as set forth below, all Items of the Original Schedule 13D remain unchanged.  Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in the Original Schedule 13D.

Item 5.                                 Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

CBI

                                                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for CBI is incorporated herein by reference. Amounts include 1,890,000 shares of Common Stock and 26,601,835 OP Units beneficially owned by CBI.  The percentage amount set forth in Row 13 on the cover page hereto for CBI is calculated based upon 65,264,333 shares of Common Stock outstanding (comprised of 38,662,498 shares of Common Stock outstanding as of June 25, 2014 and an aggregate of 26,601,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

                                                (c)  None.

                                                (d)  CBI, through its investment discretion and control over the shares of Common Stock and OP Units owned by DCIH and DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock and OP Units.

                                                (e)  Not applicable.

CBTS

                                                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for CBTS is incorporated herein by reference. Amounts include 1,890,000 shares of Common Stock and 26,601,835 OP Units beneficially owned by CBTS.  The percentage amount set forth in Row 13 on the cover page hereto for CBTS is calculated based upon 65,264,333 shares of Common Stock outstanding (comprised of 38,662,498 shares of Common Stock outstanding as of June 25, 2014 and an aggregate of 26,601,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

                                                (c)  None.

                                                (d)  CBI, through its investment discretion and control over the shares of Common Stock and OP Units owned by DCIH and DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock and OP Units.

                                                (e)  Not applicable.

DCI

                                                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for DCI is incorporated herein by reference. Amounts include 1,890,000 shares of Common Stock and 26,601,835 OP Units beneficially owned by DCI.  The percentage amount set forth in Row 13 on the cover page hereto for DCI is calculated based upon 65,264,333 shares of Common Stock outstanding (comprised of 38,662,498 shares of Common Stock outstanding as of June 25, 2014 and an aggregate of 26,601,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

                                                (c)  None.

                                                (d)  CBI, through its investment discretion and control over the shares of Common Stock and OP Units owned by DCIH and DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock and OP Units.

                                                (e)  Not applicable.

DCS

                                                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for DCS is incorporated herein by reference. Amounts include 24,478,018.29 OP Units beneficially owned by DCS.  The percentage amount set forth in Row 13 on the cover page hereto for DCS is calculated based upon 65,264,333 shares of Common Stock outstanding (comprised of 38,662,498 shares of Common Stock outstanding as of June 25, 2014 and an aggregate of 26,601,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

                                                (c)  None.

                                                (d)  CBI, through its investment discretion and control over the OP Units owned by DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such OP Units.

                                                (e)  Not applicable.

DCIH

                                                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for DCIH is incorporated herein by reference. Amounts include 1,890,000 shares of Common Stock and 2,123,816.71 OP Units owned by DCIH.  The percentage amount set forth in Row 13 on the cover page hereto for DCIH is calculated based upon 65,264,333 shares of Common Stock outstanding (comprised of 38,662,498 shares of Common Stock outstanding as of June 25, 2014 and an aggregate of 26,601,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

                                                (c)  None.

                                                (d)  CBI, through its investment discretion and control over the shares of Common Stock and OP Units owned by DCIH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such shares of Common Stock and OP Units.

                                                (e)  Not applicable.

DCSH

                                                (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for DCSH is incorporated herein by reference. Amounts include 24,478,018.29 OP Units owned by DCSH.  The percentage amount set forth in Row 13 on the cover page hereto for DCSH is calculated based upon 65,264,333 shares of Common Stock outstanding (comprised of 38,662,498 shares of Common Stock outstanding as of June 25, 2014 and an aggregate of 26,601,835 OP Units beneficially owned by CBI that may be exchanged for shares of Common Stock as described in Item 6 below).

                                                (c)  None.

                                                (d)  CBI, through its investment discretion and control over the OP Units owned by DCSH, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all such OP Units.

                                                (e)  Not applicable.

                                                Certain of the directors and executive officers named in Item 2 above acquired beneficial ownership of shares of Common Stock through the Issuer’s directed share program established in connection with the IPO.  To the Reporting Persons’ knowledge, such shares represent less than 1% of the issued and outstanding shares of Common Stock in the aggregate and are not included in the percentages beneficially owned by the Reporting Persons.  To the Reporting Persons’ knowledge, the directors and executive officers named in Item 2 above have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the shares of Common Stock that such directors and executive officers beneficially own.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 25, 2014

CINCINNATI BELL INC.

By:	/s/ Christopher J. Wilson
Name:	Christopher J. Wilson
Title:	Vice President, General Counsel and Secretary

CINCINNATI BELL TECHNOLOGY SOLUTIONS INC.

By:	/s/ Christopher J. Wilson
Name:	Christopher J. Wilson
Title:	Vice President, General Counsel and Secretary

DATA CENTER INVESTMENTS INC.

By:	/s/ Christopher J. Wilson
Name:	Christopher J. Wilson
Title:	Vice President, General Counsel and Secretary

DATA CENTERS SOUTH INC.

By:	/s/ Christopher J. Wilson
Name:	Christopher J. Wilson
Title:	Vice President, General Counsel and Secretary

DATA CENTER INVESTMENTS HOLDCO LLC

By:	/s/ Christopher J. Wilson
Name:	Christopher J. Wilson
Title:	Vice President, General Counsel and Secretary

DATA CENTERS SOUTH HOLDINGS LLC

By:	/s/ Christopher J. Wilson
Name:	Christopher J. Wilson
Title:	Vice President, General Counsel and Secretary